UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. (“Avianca” or the “Company”) today provided an update on the Company’s Chapter 11 reorganization process and its evaluation of potential debtor-in-possession (DIP) financing.

As previously disclosed, since Avianca’s Chapter 11 filing on May 10, 2020, the Company has been utilizing its cash on hand, combined with funds generated from its ongoing operations (such as cargo), to support the business during the court-supervised reorganization process. During this interim period, the Company has been working with its advisors – led by Seabury Securities LLC, a U.S. investment bank – to put in place a DIP financing structure.

Avianca’s proposed DIP financing structure consists of a Tranche A senior loan and a Tranche B subordinated loan, under which the Company seeks to obtain a total of approximately US$ 1.2 billion of new funds (US$ 900 million of Tranche A and US$ 316 million of Tranche B) excluding any rollups of existing debt and purchase consideration. Total DIP facilities inclusive of rollup consideration will be US$ 2.0 billion, consisting of a US$ 1.3 billion Tranche A and a US$ 700 million Tranche B. Both tranches will be secured ratably by a lien on all available collateral, with the Tranche B subordinated in right of repayment to the Tranche A.

Avianca has now reached key agreements (subject to definitive documentation, the requisite consents and approvals from the relevant entities, U.S. Bankruptcy Court approval and other customary conditions), with various parties that are providing substantial funding towards such DIP loans. These agreements (described in detail below) will allow the Company to offer prospective lenders a significantly enhanced collateral pool of assets to secure all of the DIP loans.

Goldman Sachs Lending Partners LLC and JPMorgan Chase Bank, N.A. have been engaged by Avianca (subject to U.S. Bankruptcy Court approval) to serve as co-lead arrangers and joint physical bookrunners of the Tranche A DIP Loans. The providers of this financing may include certain of Avianca’s existing lenders, other prospective third-party lenders, and possibly the government of Colombia. Additional information about the potential financing will be posted on Avianca’s website (www.aviancaholdings.com).

Key DIP Agreements to Date

The three key agreements that have been reached, as integral elements of the securing the US$ 1.2 billion of new DIP financing, are as follows:

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Avianca’s Tranche B DIP financing (the “Tranche B DIP Facility”) will include funding from its existing stakeholder lenders as well as new investors (the “Tranche B DIP Lenders”) consisting of US$ 316 million of new money financing and a rollup of approximately US$ 384 million of secured convertible debt issued in December 2019 and January 2020 (the “Stakeholder Facility”). The property that currently secures the existing Stakeholder Facility – Avianca’s 70% equity interest in LifeMiles, as well as certain COP-denominated credit card receivables – will now be available to secure the DIP financing.

Seabury Securities LLC continues to lead a robust process to provide additional market participants the opportunity to participate in the Tranche B DIP Facility.

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Avianca also has reached an agreement in principle with an ad hoc group of holders of Avianca’s 2023 senior secured notes (the “Notes”); this agreement will be memorialized in a restructuring support agreement (“RSA”) between Avianca and holders of a majority of the Notes. Pursuant to the RSA, all holders of the Notes will have an opportunity to provide up to US$ 250 million of new money commitments to the Tranche A DIP, with certain holders of Notes agreeing to backstop US$ 200 million. The RSA provides that holders of Notes who become a party to the RSA will have the opportunity to rollup a portion of their Notes into the Tranche A DIP, with the aggregate amount of rollup equal to US$ 220 million of the Tranche A DIP. The RSA also provides for the collateral presently pledged to secure the notes, including Avianca’s trademarks, certain freighter aircraft and Avianca’s residual equity interest in certain pools of aircraft, to be pledged on a senior secured priming basis as additional collateral to secure the DIP loans.

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In addition, Avianca has reached an agreement in principle with AI Loyalty (Cayman) Limited (“AI Loyalty”), holder of a 30% ownership stake in Avianca’s loyalty company, LifeMiles Ltd. (“LifeMiles”), to (i) acquire 19.9% of LifeMiles equity, currently held by AI Loyalty for a combination of cash and Tranche A DIP loans and (ii) receive a call option to acquire AI Loyalty’s remaining equity stake in LifeMiles for cash. As a result of this agreement, Avianca will own 89.9% of LifeMiles upon the closing of the transaction, with a path toward ultimately owning 100% of LifeMiles. These incremental stakes in LifeMiles will also be available as collateral to secure the DIP facility.

As a result of putting in place these three important agreements, Avianca is now in a position to offer to prospective DIP lending parties a much-enhanced collateral pool of assets to secure such DIP loans. Importantly, each of the foregoing agreements is subject to higher and better offers as Avianca continues to engage in a robust marketing process to secure a financing package on the best available terms.

As the Company continues to develop its reorganization plan, Avianca expects to fully address the current industry landscape and the effects of COVID-19, transforming the Company into a highly competitive, right-sized, solidly profitable airline.

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary